BRF S.A.

Publicly Held Company

CNPJ/MF 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE FISCAL COUNCIL

HELD ON MAY 11, 2023

1.           DATE, TIME AND PLACE: Held on May 11, 2023, at 2 p.m., in São Paulo City, São Paulo State, at the BRF S.A.’s (“Company”) office located at Avenida das Nações Unidas, n° 14.401, 24º floor, Chácara Santo Antônio, Zip Code 04794-000, City of São Paulo, State of São Paulo.

2.           CALL AND ATTENDANCE: Summons duly held pursuant to the Fiscal Council Internal Regulation of BRF S.A. (“Company”), with the presence of the totality of the members of the Fiscal Council, namely: Mr. Attilio Guaspari, Mr. Marco Antônio Peixoto Simões Velozo and Mr. Bernardo Szpigel.

3.           PRESIDING BOARD: President: Mr. Attilio Guaspari. Secretary: Mr. Mateus Boeira Garcia.

4.           AGENDA: Analysis and discussion of the Quarterly Financial Information for the quarter ended March 31, 2023 (“1st ITR/2023”).

5.           RESOLUTIONS: Once the agenda has been examined, the following matter was discussed, and the following resolution was taken:

5.1.   Regarding the Agenda, the members of the Company's Fiscal Council were presented with information regarding the 1st ITR/2023. After analysis and discussion, the members of the Company's Fiscal Council became aware of the 1st ITR/2023.

6.           DOCUMENTS FILED AT THE COMPANY: The documents analyzed by the members of the Fiscal Council or information presented during the meeting were filed at the Company’s head office.

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Minutes of the Ordinary Meeting of the Fiscal Council held on May 11, 2023.

BRF S.A.

Publicly Held Company

CNPJ/MF 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

7.           CLOSURE: There being no other matters to be discussed, the meeting was closed, being the present minutes drawn up by electronic processing, which after having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Fiscal Council.

São Paulo, May 11, 2023.

Mateus Boeira Garcia

Secretary

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Minutes of the Ordinary Meeting of the Fiscal Council held on May 11, 2023.